FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                 For the month of June 1, 2007 to June 30, 2007



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................



            Level 9, 28 The Esplanade, Perth, Western Australia, 6000
         PO Box 5643 St George's Terrace, Perth, Western Australia, 6831
             Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
             Email: info@cityviewcorp.com Web: www.cityviewcorp.com
                      ABN: 59 009 235 634 ACN: 009 235 634

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)





Dated: July 30, 2007




/s/ P M SMYTH
.........................................
(Signed by)
 P M SMYTH
Chief Executive


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               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


                 For the month of June 1, 2007 to June 30, 2007


     687 Increase Shareholding In Angolan Projects
     688 CityView Acquires Stake In Cameroon Project




















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                                                             CityView
                                                             Corporation Limited
                                                             ACN 009 235 634




                                               ASX:                    CVI
                                               NASD OTCBB:             CTVWF
                                               DAC                     C4Z

--------------------------------------------------------------------------------
ASX / MEDIA RELEASE                                         21 June 2007
--------------------------------------------------------------------------------


             CITYVIEW INCREASES ITS SHAREHOLDING IN ANGOLAN PROJECTS



CityView is pleased to announce that in accordance with the shareholders agreement between CityView and Petro African Energy plc and for the consideration of CityView covering the cost of the next phase of the work program, budgeted at US$200,000, CityView has increased its interest in both the Longonjo project and the Ucua beryllium project from 49% to 54%. CityView has now attained management control of both projects.

The Longonjo licence covers an area of 3,764 square kilometres southwest of the city of Huambo and includes the Longonjo Carbonatite and Catabola projects.

The Ucua licence covers an area of 1,358 square kilometres and hosts the Dande Pegmatite Complex.




Enquiries:        Mark Smyth        Chief Executive Officer
Contact:          Telephone         (61-8) 9226 4788
                  Facsimile:        (61-8) 9226 4799
                  Email:            info@cityviewcorp.com
Website:          www.cityviewcorp.com

                                                             CityView
                                                             Corporation Limited
                                                             ACN 009 235 634



                                                    ASX:                  CVI
                                                    NASD OTCBB:           CTVWF
                                                    DAC:                  C4Z

--------------------------------------------------------------------------------
ASX / MEDIA RELEASE                                            27 June 2007
--------------------------------------------------------------------------------


                  CITYVIEW ACQUIRES STAKE IN CAMEROON OILFIELD

     o CityView has acquired the right to take a net twenty percent (20%) interest in North Matanda oilfield PH72 Cameroon.




     o Gulf Oil USA drilled two wells in PH72 and discovered condensate in both of the wells.




     o Condensate reserves are estimated to be 60 million barrels from the two wells, with production plateauing at 4 million barrels per annum*. West African condensate prices currently exceed US$70 per barrel.




     o Addition of the gas income stream from the two wells would create an uplift of 30-50% in NPV. The major market, Douala, is 13 kilometres away.




     o Quest Energy Middle East Limited to be the operator with the mandate to bring the two wells into production as quickly as possible.




     o Other prospects in the licence area are expected to increase reserves: their development to be financed from the current proposed production.


*See attached report by M. Smith.

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

CityView is pleased to announce that it has acquired the right to take up a 28.5% of Turnberry Resources Inc. ("Turnberry") which equates to a net 20% interest in North Matanda PH72 oilfield.

A report by CityView's consulting geologist Eur.Ing. Dr Michael Smith FIMMM, C. Sci. C. Eng. is attached.

The Matanda block (1187 km(2)) PH-72 (former OLHP-3) is situated in the northern part of the Douala/Kribi-Campo basin (see attached maps) covering the northern half of the Wouri estuary and surrounding onshore areas. The block is partly onshore and partly shallow offshore.

Condensate was discovered in two wells drilled to a depth of 3,000 metres in the permit by Gulf Oil USA during the 1980s. Gulf, who were looking for a giant oilfield similar to that found in the Niger delta, relinquished the permit.

Gulf, as operator, based on the wells, seismic and testing, quoted the following reserves of condensate;
                            P                      60 MMBBLS
                          P+P                     120 MMBBLS
                        P+P+P                     300 MMBBLS

According to Dr Smith, six other prospects exist in the licence area (two are offsets of discoveries outside the licence). Turnberry considers they have a potential for a further 1.8 TCF natural gas and 600 MMBBLS of condensate.

Condensate prices from this region historically trade at a premium of US$3 to the price of Brent crude oil. West African condensate prices currently exceed US$70 per barrel.

The entry cost to CityView will be US$1.3 million total in tranches plus half of the NPV of a net 20% interest calculated by a leading valuer.

CityView has agreed with the holder of another 28.5% interest (20% net) in Turnberry to treat the two companies combined 57% interest in Turnberry as concert parties with mutual pre-emptive rights in the event of sale.

It has also been agreed that Quest Energy Middle East Limited (Quest), in which CityView holds an 8.3% interest, will be the Operator of the permit.

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Quest's experience and technical knowledge will enable CityView to meet its objective to bring the two wells into production as quickly as possible and generate an economically viable operation.

Gas production will be directed via a new 13 kilometre pipe line to a 100 megawatt power station to be constructed by Quest, which will finance future expansion of operations.

Negotiations for CityView to acquire an onshore oilfield in the Kwanza Basin of Angola are on-going.



Enquiries:        Mark Smyth        Chief Executive Officer
Contact:          Telephone         (61-8) 9226 4788
                  Facsimile:        (61-8) 9226 4799
                  Email:            info@cityviewcorp.com
                  Website:          www.cityviewcorp.com

             Eur. Ing. Dr. Michael H. Smith, FIMMM, C. Sci, C. Eng.
                               Economic Geologist
                            205 Rathmines Road Upper
                                    DUBLIN 6,
                               Republic of Ireland
                             Tel : 00 353 1 498 0206
                           Mobile : 00 353 86 821 7465

                                                                  15th June 2007
To: The Directors,
CityView Corporation Limited

Dear Sirs,
                         PH - 72 Matanda Permit Cameroon
                        Summary of Data Review, 14 Jun 07

The following is a summary of my conclusions resulting from a quick - look data assessment.

The licence was originally held by Gulf and relinquished when they failed to find a giant field in the 1980's. They were looking for a new Niger Delta but the Douala Basin is smaller. It is, however, capable of yielding economic fields of reasonable size.

Two key wells were drilled on the Matanda permit, both targeting the Logbaba sands (Cretaceous). Both wells penetrated three other reservoir sections:
                  N'Kapa - Lower Tertiary
                  Souellaba - Upper Tertiary
                  Matanda - Neogene
All are productive in the Douala Basin and wireline logs indicate hydrocarbons in the Souellaba and N'Kapa formations in the wells drilled. They were not tested.

DST's were run on both wells. Results were as follows:

----------------------- --------------------- -------------------- --------------------- --------------------
WELL                    DST                   Interval Tested      Gas                   Condensate
                                                                   MMCF/D                BBLSC/D
----------------------- --------------------- -------------------- --------------------- --------------------
NM - 1X                 #1                    2m                   17.1                  535
----------------------- --------------------- -------------------- --------------------- --------------------
                        #2                    5m                   11.8                  396
----------------------- --------------------- -------------------- --------------------- --------------------
NM - 2X                 #1                    3m                   1.7                   72
----------------------- --------------------- -------------------- --------------------- --------------------
                        #2                    2m                   15.7                  1600
----------------------- --------------------- -------------------- --------------------- --------------------

None of the shallow horizons were tested. Gulf, as operator, based on the wells, seismic and testing, quoted the following reserves of condensate:

    P              60 MMBBLS
  P+P             120 MMBBLS
P+P+P             300 MMBBLS
Gas reserves were not quoted other than a global figure for the 54,000 acres of potential reservoir surrounding the wells ( 4TCF ).

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

Turnberry, the current operator has used specialist contractors to:

o Reprocess two of the seismic lines;
o Re - interpret the seismic data over the area;
o Make an assessment of reserve potential based on the seismic contractors opinion of reservoir development;
o Carry out a reservoir simulation of hydrocarbon behaviour using Degolyer and McNaughton; and
o Re - evaluate the well data by Gruy and associates.

Their results are as follows:

    P    Based on 2 x 640 acres drainage     60 BCFG   3 MMBBL Condensate
  P+P    Based on 9000 acres reservoir      423 BCFG  21 MMBBL Condensate*
P+P+P    Total area of potential reservoir  2.1 TCFG 100 MMBBL Condensate.

* This was proposed as the "Proven" Reserve.

Six other prospects exist in the licence area (two are offsets of discoveries outside the licence). Turnberry considers they have a potential for a further
1.8 TCFG and 600 MMBBLS Condensate.

In the year 2000, based on the Degolyer and Gruy studies, Turnberry proposed a development based on their mid - case - 20 MMBBLS Condensate and 420 BCF Gas. The decision to go with this model was partly political; 20 BCF is the upper limit for a "Marginal Field" and this attracts lower royalties and taxes than larger fields.

Based on a condensate price of $ 15.00 / BBL (probably $ 60 - 70 today) and the gas being flared (no value) and two wells, a financial model was created. Life of field was 10 years, condensate plateaued at 4 MMBBLS / year in year 3 and gas at 70 MMCF / D in year 4. Only the Cretaceous reservoir was developed.

                  NPV               $  60 Million
                  ROR                  21 %
                  Investment        $ 145 million.

This was, by todays standards a ridiculously low estimate, especially as condensate reserves are likely to be 60 MMBBLS and the condensate prices today are 4 to 5 those prevailing in 2000. Also the gas was flared. A 120MW power station can be operated on 30 MMCF / Day (the output from one well). At 2000 prices, this represents $ 14,000.00 per day or $ 4.9 million per year. Two units burning all of the gas would generate twice this. Cameroon is energy deficient and predicted demand growth would absorb all of this. Addition of the gas income stream would create an uplift of 30 - 50% in NPV. A ball - park NPV utilising all the resources and recent pricing would be $ 450 - 500 million.

Infrastructure requirements are not major - a small offshore platform, a small bore pipeline ( 10" - 12" ), separator and storage facilities for condensate and a modular power station onshore. The major market, Douala, is only 13 kilometres away.

I have examined all the data and am evaluating certain key documents. Interpretation of the G and G data set will require significant work. However, I am satisfied that under today's economic conditions, this project can be very successful.

                                       9

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Declaration.

1. My name is Eur. Ing. Dr. Michael Harold Smith, FIMMM, C. Eng and I reside at 205 Rathmines Road Upper, Dublin 6, Republic of Ireland
2. I am a qualified Economic Geologist with a record of practicing in the Resources Industry as well as recognition by the European Commission and the World Bank as an approved consultant. I currently practice as "Natural Resources Developments" from the above address and also act as Senior Associate Consultant to CSA of Dublin, Ireland.
3. I graduated from Durham University, England with a First Class Honours B.Sc. in Geology and have a Ph. D. by research from the University of Strathclyde, Scotland. I have more than 35 post - doctoral research years of professional experience. I am a member of the Irish Association of Economic Geology, a member of the Gemmological Association, a Chartered Engineer, Chartered Scientist and a Euro - Engineer and a Fellow of the Institution of Metals, Materials and Mining,
4. I have no direct or indirect interest in this project, its joint venture partners or any associated companies other than as an independent consultant.
5. The only benefit I expect for the preparation of this report is the fees for the professional work done.


/s/ Dr. Michael H. Smith
----------------------------------------------- Signed           15th June 2007
Eur. Ing. Dr. Michael H. Smith, FIMMM, C. Eng.

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  INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC")


                 For the month of June 1, 2007 to June 30, 2007



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION